Greensfelder, Hemker & Gale, P.C. 2000 Equitable Building 10 South Broadway St. Louis, MO 63102 T: 314-241-9090 F: 314-241-8624 www.greensfelder.com

Phillip R. Stanton Direct Dial (314) 345-4738 Main Fax (314) 241-8624 E-mail prs@greensfelder.com

January 11, 2011

Mr. Daniel Duchovny
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549-3628

Re:	Todd Shipyards Corporation
Schedule 14D-9 Filed December 30, 2010
File No. 005-30447

Dear Mr. Duchovny:

This letter is provided on behalf of Todd Shipyards Corporation (the “Company”) in response to your letter of January 5, 2011.  Concurrent with the submission of this letter, the Company has filed Amendment No. 1 to the Schedule 14D-9 to address your comments and to update the Schedule 14D-9 for events which have transpired since the announcement of the Offer.  This letter provides further explanation of the Company’s responses to your comments.  For convenience, your comments have been restated and appear in italics.  Capitalized terms not otherwise defined, have the meaning set forth in the Schedule 14D-9.

Schedule 14D-9

Additional Information – Certain Company Projections, page 33.

1.           Please revise your disclosure to include the full financial forecasts instead of summaries.

Response: We have addressed your comment by providing additional information in the summary of the Projections, as indicated in the 14D-9/A filed with this response.  Per our discussion, we have omitted information concerning individual product lines.  We have also omitted information above the gross profit line which was provided by the Company to Parent.  The omitted information consists of information about specific categories of direct and indirect costs which the Company is not required to report separately under GAAP or regulations of the Commission.  Further, such information does not affect net income, pre-tax net income or adjusted EBITDA.

2.
We note that the financial forecasts included in this section have not been prepared in accordance with GAAP.  As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G.  We may have additional comments after we review your response.

Response: We have addressed your comment by adding explanatory notes concerning the use of non-GAAP measures in the Projections.  The non-GAAP measures utilized in the Projections, namely adjusted operating income, non-operating expenses and adjusted EBITDA, were the result of the discussions between the Company and the Parent and are common measures used by management and financial advisers to evaluate the operating results of a business and to value business.

Also pursuant to your request, we are forwarding herewith an acknowledgement of the Company by Michael G. Marsh, its Secretary and General Counsel, as to the matters requested in your letter.

Please direct any comments you have regarding this filing to the undersigned at the phone number, email address, or fax number indicated above.

Very truly yours,

GREENSFELDER, HEMKER & GALE, P.C.

By	/s/ Phillip R. Stanton
Phillip R. Stanton

TODD SHIPYARDS CORPORATION

January 11, 2011

Mr. Daniel F. Duchovny
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549-3628

Re:	Todd Shipyards Corporation
Schedule 14D-9 filed December 30, 2010
File No. 005-30447

Dear Mr. Duchovny,

As requested in your letter dated January 5, 2011 relating to the above filing, the undersigned hereby acknowledges on behalf of Todd Shipyards Corporation (the “Company”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	the staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Very truly yours,

/s/ Michael G. Marsh
Michael G. Marsh
Secretary and General Counsel

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